

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2008

Mr. John D. Thomas
Chief Executive Officer and Chief Financial Officer
Sportsnuts, Inc.
10757 South River Front Parkway
Suite 125
South Jordan, Utah 84095

Re: Sportsnuts, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-QSB for the Quarterly Period Ended September 30, 2007
Filed November 13, 2007
File No. 333-14477

Dear Mr. Thomas:

We have reviewed the responses in your letter filed on January 10, 2008 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As requested in our letter dated December 31, 2007, please provide in writing, a statement from the company acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.   We have reviewed your response to prior comment 5 in our letter dated December 31, 2007. We have also reviewed your Form 10-KSB/A filed on January 10, 2008 and your Form 10-QSB/A filed on January 11, 2008. Please include certifications with wording exactly as set forth in Item 601(b)(31) of Regulation S-B. Specifically, please change "registrant" to "small business issuer." Also, your reference to "annual report" in paragraph three is incorrect. Please change to reference only the "report." Furthermore, please file your Section 302 certifications as Exhibit 31. You currently file it as Exhibit 99.1. This comment also applies to the certification filed in your Form 10-QSB/A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3.   We have reviewed your response to prior comment 6 in our letter dated December 31, 2007. We have also reviewed your Form 10-KSB/A filed on January 10, 2008 and your Form 10-QSB/A filed on January 11, 2008.   Please file your Section 906 certifications as Exhibit 32. You currently file it as Exhibit 99.2. Refer to Item 601(b)(32) of Regulation S-B. This comment also applies to the certification filed in your Form 10-QSB/A.

Form 10-QSB for the Quarterly Period Ended September 30, 2007

Financial Statements

4.   We have reviewed your response to prior comment 7 in our letter dated December 31, 2007, including your request that discontinued operations presentation be made to your audited financial statements for the year ended December 31, 2007. If the spin-off of Secure Networks, Inc. is material and is a component under SFAS 144, the financial statements included in the Form 10-KSB/A and Form 10-QSB/A are not in accordance with GAAP. As such, please amend your Form 10-KSB for the year ended December 31, 2006 and your Form 10-QSB for the period ended September 20, 2007 to properly reflect the spin off of Secure Networks as discontinued operations retroactively.

If you believe the spin off of Secure Networks, Inc. is immaterial and does not warrant restatements, please provide us with detailed qualitative and quantitative factors under SAB 99 as codified in SAB 103, to support your position.

If this transaction is material, based on the balance sheet of Secure Networks, Inc. as of the spin off date, it appears that the spin off of Secure Networks, Inc. may require reverse spin off accounting treatment. Please tell us how you considered the indicators in EITF 02-11 in determining whether the spin off of Secure Networks, Inc. should be accounted as a reverse spin off. Please tell us your conclusion on how this spin off should be accounted for and provide us with your analysis to support your position. Please be detailed in your response.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant